SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
From: August 12, 2010
IVANHOE MINES LTD.
(Translation of Registrant’s Name into English)
Suite 654 — 999 CANADA PLACE, VANCOUVER, BRITISH COLUMBIA V6C 3E1
(Address of Principal Executive Offices)
(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
Form 20-F- ☐          Form 40-F- ☑
(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)
Yes: ☐          No: ☑
(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-                    .)
Enclosed:
News Release

NOT FOR DISTRIBUTION OR RELEASE IN THE UNITED STATES OR TO U.S. PERSONS
August 12, 2010
Ivanhoe Australia successfully completes
A$251 million institutional equity raising
Strong global institutional equity demand will enable
Cloncurry Project production by late 2011
Underwritten retail offer to raise a further A$18 million; option exercise may increase total raising size to A$427 million
over 12 months
MELBOURNE, AUSTRALIA – Robert Friedland, Chairman, and Peter Reeve, Chief Executive Officer of Ivanhoe Australia Limited (IAL) (IVA-ASX), announced today that Ivanhoe Australia Limited has successfully completed a $251 million equity raising, being the institutional component of its accelerated, non-renounceable, pro rata entitlement offer and an institutional placement. Ivanhoe Mines currently owns 81% of Ivanhoe Australia Ltd.
As a result of the strong demand received for the institutional entitlement offer, additional subscriptions of A$38 million were accepted under an institutional placement, taking the total amount raised from institutional investors to A$251 million.
The equity raising, which (with the exception of the already completed placement) is fully underwritten by UBS AG, Australia Branch, and Morgan Stanley Australia Securities Limited, provides Ivanhoe Australia with a very strong platform to move forward on the funding of its large development project program and extensive exploration portfolio.
The funds raised under the institutional entitlement offer and placement support the following initiatives and commitments:
•	Funding the acquisition of the Osborne Mine, processing plant and tenements adjacent to Ivanhoe Australia’s Cloncurry Project, in northwestern Queensland.

•	Development of the Merlin Project at Cloncurry.

•	Partial repayment of approximately A$53 million of debt owed to Ivanhoe Mines.

•	Ongoing exploration, development studies and associated corporate costs.
In addition to the approximately A$251 million raised under the institutional entitlement offer and placement, Ivanhoe Australia will raise approximately A$18 million in equity through the retail entitlement offer and potentially up to a further approximately A$158 million through the future exercise of the options issued as part of the equity raising. The total proceeds of the entitlement offer, placement and exercise of options may therefore be up to A$427 million.
“We are very pleased with the extraordinary level of support from our institutional shareholders for this entitlement offer and placement, and from the wide range of new and high-quality institutional investors who participated. With a large percentage of the issue taken up by significant Australian institutions complementing the strong offshore shareholding from the IPO, the company’s share register is now very broad and well balanced,” Mr. Reeve said.

“Ivanhoe Australia has a strong development pipeline with significant exploration opportunities to pursue. The funds raised are an important step in the development of the Cloncurry and Osborne fields. We expect to have both fields producing cash flow in what will have been a little over two and a half years since we declared Mineral Resources for the Merlin Project.”
Ivanhoe Australia’s major shareholder, Ivanhoe Mines Ltd. considers the increased liquidity as a result of the issue to be an important step in Ivanhoe Australia’s growth and a reflection of the inherent value of the company’s assets. Ivanhoe Mines previously agreed it would not take-up its entitlement under the institutional entitlement offer, but has reiterated that it remains committed to its investment in Ivanhoe Australia. The offer securities that correspond to Ivanhoe Mines’ entitlement were sold to a range of institutional investors. This is expected to increase the liquidity and free float of Ivanhoe Australia’s shares. Following completion of the entitlement offer, Ivanhoe Mines will hold approximately 63% of Ivanhoe Australia.
Shares in Ivanhoe Australia will resume normal trading today with trading of the new shares to be issued to institutional investors commencing on 25 August 2010.
Details of Institutional Entitlement Offer
Under the Institutional Entitlement Offer, existing eligible institutional shareholders were entitled to participate on a pro rata basis to subscribe for one new Ivanhoe Australia share for every four existing Ivanhoe Australia shares at an offer price of A$2.88 per new share. Investors offered new shares under the institutional entitlement offer or the placement were also offered one free attaching option for every two new shares acquired. The institutional entitlement offer and placement received strong support from eligible institutional shareholders and a range of new institutional investors.
Commencement of the Retail Entitlement Offer
Eligible retail shareholders will be invited to participate in the retail entitlement offer under a prospectus lodged with the Australian Securities and Investments Commission (ASIC) today and on the same terms as the institutional entitlement offer. The retail entitlement offer will raise an additional approximately A$18 million and has been underwritten by UBS AG Australia Branch and Morgan Stanley Australia Securities Limited. The retail entitlement offer will open on 16 August 2010 and close at 5:00 pm (Melbourne time) on 1 September 2010.
Eligible retail shareholders can choose to take up their entitlements in whole, in part, or not at all. Eligible retail shareholders who take up their entitlement in full can also apply for new shares in excess of their entitlement. However, eligible retail shareholders are not assured of being allocated any new shares in excess of their entitlements. Eligible retail shareholders who do not take up their entitlements will receive no value for them.
Eligible retail shareholders will also receive one free attaching option for every two new shares acquired under the retail entitlement offer. Each option will be exercisable into one fully paid ordinary share at A$3.38 any time before 5.00 pm (Melbourne time), 20 September 2011.

A copy of the prospectus and a personalised entitlement and acceptance form will be mailed to eligible retail shareholders on 17 August 2010. The retail entitlement offer closes on 1 September 2010 at 5.00 pm (Melbourne time). Offers of shares and options under the retail entitlement offer to eligible retail shareholders will be made in, or accompanied by, a copy of the prospectus. In deciding whether to take up the offer of new shares and free attaching options, eligible retail shareholders should read the prospectus carefully (including the risk factors outlined in section 6). Eligible retail shareholders who wish to acquire shares under the retail entitlement offer will need to complete, or otherwise apply in accordance with, the personalised entitlement and acceptance form that will accompany the Prospectus.
Retail Entitlement Offer Timetable

Record date for entitlements under the entitlement offer:	13 August 2010 (7.00 pm Melbourne time)

Retail entitlement offer period:	16 August 2010 to 1 September 2010 (5.00 pm Melbourne time)

New shares and options issued under the retail entitlement offer:	10 September 2010

New shares and options issued under retail entitlement offer (and options issued under the institutional entitlement offer and placement) expected to commence trading on ASX (on a normal settlement basis):
13 September 2010

Holding statements expected to be dispatched:	14 September 2010

Options

Expiry date for options	20 September 2011
These dates are indicative only and subject to change. All dates and times refer to Melbourne time. Ivanhoe Australia has the right, in consultation with UBS AG, Australia Branch and Morgan Stanley Australia Securities Limited, to extend the closing date for the retail entitlement offer, to close the retail entitlement offer early, to withdraw the retail entitlement offer at any time prior to the issue of new shares and/or to accept late applications either generally or in specific cases.
Full details of the retail entitlement offer are set out in the prospectus which was lodged with ASIC on 12 August 2010. The prospectus will be sent to eligible shareholders and posted on Ivanhoe Australia’s website (www.ivanhoeaustralia.com). Eligible retail shareholders wishing to acquire new shares under the retail entitlement offer will need to complete, or otherwise apply in accordance with, the personalised entitlement and acceptance form that will accompany the prospectus, and should consider the prospectus in deciding whether to apply for new shares.

The entitlement offer is not being made in the United States or to, or for the account or benefit of, any “U.S. Persons” (as defined in Regulation S under the U.S. Securities Act of 1933, as amended), other than to those existing and prior shareholders that are determined to be “qualified institutional buyers” as defined in Rule 144A of the Securities Act (“QIBs”) and whose participation is expressly approved, that are acting (a) for their own account, (b) for the account or benefit of one or more persons, each of whom is a QIB or (c) as a dealer or other professional fiduciary organized, incorporated or (if an individual) resident in the United States that is acting for an account (other than an estate or trust) held for the benefit or account of non-U.S. Persons for which it has and is exercising investment discretion (“Approved U.S. Shareholders”). Accordingly, eligible shareholders (including nominees) who are in the United States or are, or are acting for the account or benefit of, U.S. Persons, but are not Approved U.S. Shareholders may not take up their entitlement or subscribe for new shares.
Shareholder Enquiries
Retail shareholders who have any queries regarding the entitlement offer or who do not receive a prospectus are encouraged to contact the Ivanhoe Australia Limited Shareholder Information Line on 1300 706 362 from within Australia or on +61 3 9938 4340 from elsewhere, between 8.30am and 5.00pm (Melbourne time) from 16 August 2010.
Full details of the entitlement offer are set out in the prospectus. Copies of the prospectus will also be available for download by eligible retail shareholders at the Ivanhoe Australia website (www.ivanhoeaustralia.com). Any eligible retail shareholder who wishes to acquire new shares should read the prospectus in full and complete, or otherwise apply in accordance with, the personalised entitlement and acceptance form that will be in, or will accompany, the prospectus.
This announcement does not constitute an offer to sell, or the solicitation of an offer to buy, any securities in the United States or to, or for the account or benefit of, any U.S. Person. This document may not be distributed to, or relied upon by, persons in the United States or who are, or are acting for the account or benefit of, U.S. Persons. Securities may not be offered or sold in the United States or to, or for the account or benefit of, U.S. Persons except pursuant to an effective registration statement under the Securities Act or an exemption from the registration requirements of the Securities Act. None of the entitlements, the new shares or the options have been, or will be, registered under the Securities Act or the securities laws of any state or other jurisdiction of the United States. Accordingly, the entitlements may not be taken up, and neither the new shares nor options may be offered or sold in the United States or to, or for the account or benefit of, U.S. Persons unless the securities have been registered under the Securities Act or in a transaction exempt from, or not subject to, the registration requirements of the Securities Act and applicable state securities law.
Information contacts
Ivanhoe Mines:
Investors: Bill Trenaman 1-604-688-5755
Media: Bob Williamson 1-604-331-9880
Ivanhoe Australia:
Peter Reeve, Managing Director & CEO
61 3 9090 8802 peterr@ivancorp.net

Forward-looking statements
Certain statements made herein, including statements relating to matters that are not historical facts and statements of our beliefs, intentions and expectations about developments, results and events that will or may occur in the future, constitute “forward-looking information” within the meaning of applicable Canadian securities legislation and “forward-looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking information and statements typically are identified by words such as “anticipate,” “could,” “should,” “expect,” “seek,” “may,” “intend,” “likely,” “plan,” “estimate,” “will,” “believe” and similar expressions suggesting future outcomes or statements regarding an outlook. Forward-looking statements include, but are not limited to, all comments in relation to the size and timing of Ivanhoe Australia’s planned A$251 million equity raising.
All such forward-looking information and statements are based on certain assumptions and analyses made by Ivanhoe Mines’ management in light of their experience and perception of historical trends, current conditions and expected future developments, as well as other factors management believes are appropriate in the circumstances. These statements, however, are subject to a variety of risks and uncertainties and other factors that could cause actual events or results to differ materially from those projected in the forward-looking information or statements. Important factors that could cause actual results to differ from these forward-looking statements include those described under the heading “Risks and Uncertainties” elsewhere in the Company’s MD&A filed on Sedar. The reader is cautioned not to place undue reliance on forward-looking information or statements.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

IVANHOE MINES LTD.
Date: August 12, 2010	By:	/s Beverly A. Bartlett
BEVERLY A. BARTLETT
Vice President & Corporate Secretary